Mail Stop 3561

December 7, 2009

Rebecca C. Polak
Executive Vice President and General Counsel
KAR Auction Services, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> **Re: KAR Auction Services, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 30, 2009**
> **File No. 333-161907**

Dear Ms. Polak:

We have reviewed your response letter and amendment to your Form S-1 filed November 30, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Unaudited Pro Forma Consolidated Financial Data, page 39

1. Please advise us of how your intention to repay debt with cash available is factually supportable and directly related to the offering and issuance of shares or revise your pro forma statements and capitalization table accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X.

Unaudited Pro Forma Consolidated Statements of Operations, page 39

2. We note you intend to use proceeds from the offering to purchase a portion of your senior subordinated notes, fixed senior notes and floating senior notes. We further note you have assumed the maximum aggregate consideration of $276.8 million although if the minimum condition is not satisfied as of the early tender date you may choose only to purchase senior fixed notes and senior floating notes for consideration of $113.2 million. Please expand your disclosure to give effect to the range of possible results associated with your repayment of debt. In this regard, it appears you believe the minimum conditions of the tender offer will be met in which case you will apply $276.8 million of the net proceeds from the

offering to repurchase notes in the tender offer based on your pro forma adjustments. Please revise to include a footnote to your pro forma statements with a tabular presentation disclosing the range of possible likely results in the event the minimum conditions of the tender offer are not met. Refer to Rule 11-02(b)(8) of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

3. Please remove the preamble and provide a signed report in an amendment prior to effectiveness. Refer to Rule 2-02 of Regulation S-X.

Note 3 – Stock-Based Compensation Plans, page F-140

4. Please update your response dated October 20, 2009 to comment 29 of our letter dated October 14, 2009 to the extent there have been any subsequent securities issuances.

*   *   *

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory A. Fernicola, Esq.
        Via Facsimile: (917) 777-2918